UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Z Holdings Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98877T100

(CUSIP Number)

Thomas DeNunzio

SeaMorri Financial Partners, LLC

780 Reservoir Avenue, #123, Cranston, RI 02910

(401) 641-0405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98877T100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SeaMorri Financial Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 80,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98877T100	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Alexander Morrison
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 80,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 80,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98877T100	13D	Page 4 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delbert Seabrook
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 80,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 80,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

The class of security to which this statement relates is Class A common stock, par value $.000006 per share (the “Shares”) of Z Holdings Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is P.O Box 2123 Station R, Kelowna, B.C. VIX 4K5, Canada.

Item 2.  Identity and Background.

(a) This statement is filed by:

(i) SeaMorri Financial Partners, LLC, (“SeaMorri”), a Texas limited liability company with respect to the Shares directly and beneficially owned by it as of September 5, 2014;

(ii) Robert Alexander Morrison, as Managing Member of SeaMorri with respect to the Shares indirectly and beneficially owned by him as of September 5, 2014;

(iii) Delbert Seabrook as a Managing Member of SeaMorri with respect to the Shares indirectly and beneficially owned by him as of September 5, 2014;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is P.O Box 2123 Station R, Kelowna, B.C. VIX 4K5, Canada.

(c) SeaMorri is principally engaged in the business of a holding company. Mr. Morrison and Mr. Seabrook are each Managing Members of SeaMorri. Mr. Morrison and Mr. Seabrook control SeaMorri through a 50/50 operating agreement with SeaMorri.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, has been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SeaMorri is organized under the laws of the State of Texas. Mr. Morrison and Mr. Seabrook are each citizens of Canada.

Item 3.  Source or Amount of Funds or Other Consideration.

The Class A Common Stock purchased by SeaMorri from Moorpark Limited, LLC on September 5, 2014 was purchased with private funds from each member of SeaMorri.

Item 4.  Purpose of Transaction.

SeaMorri entered into a share purchase agreement on August 28, 2014 with Moorpark Limited, LLC, (“Moorpark”). Moorpark agreed to sell SeaMorri all of its Class A restricted Common Stock of the Issuer.

Moorpark controlled and owned approximately 80.2 % of the Issuer’s outstanding Class A restricted Common Stock before entering into the share purchase agreement on August 28, 2014. Scot Scheer, the Issuer’s CEO and sole director at the time determined that it was in the best interest of the Issuer and Moorpark to sell SeaMorri Eighty Million Shares (80,000,000) of the Issuer’s Class A restricted common stock for Three Hundred Thousand U.S. Dollars, ($300,000). The share purchase agreement was completed on September 5, 2014. The share purchase agreement is attached as Exhibit 10.1 in an 8K filed on September 9, 2014 which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares owned by each Reporting Person is based upon approximately 99,750,097 shares outstanding as of August 31, 2014.

SeaMorri Financial Partners, LLC

(a) As of the close of business on September 29, 2014, SeaMorri directly owns 80,000,000 shares of the Issuer’s Class A Common Stock.

Percentage: 80.2%

(b) 1. Sole Power to vote or direct vote: 80,000,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 80,000,000

(c) There are no transactions in the Shares by SeaMorri during the past sixty days notwithstanding 80,000,000 Shares that SeaMorri purchased from Moorpark Limited, LLC on September 5, 2014.

Robert Alexander Morrison

(a) Mr. Morrison has shared voting power and shared dispositive power over the shares held by SeaMorri by virtue of his role as Managing Member of SeaMorri, and accordingly Mr. Morrison may be deemed to be a beneficial owner of such shares.

Percentage: 80.2%

(b) 1. Sole Power to vote or direct vote: 0

2. Shared power to vote or direct vote: 80,000,000

3. Sole power to dispose or direct the disposition: 0

(c) There are no transactions in the Shares by Mr. Morrison during the past sixty days.

Percentage: 80.2%

Delbert Seabrook

(a) Mr. Seabrook, has shared voting power and shared dispositive power over the shares held by SeaMorri by virtue of his role as Managing Member of SeaMorri, and accordingly Mr. Seabrook may be deemed to be a beneficial owner of such shares.

Percentage: 80.2%

(b) 1. Sole Power to vote or direct vote: 0

2. Shared power to vote or direct vote: 80,000,000

3. Sole power to dispose or direct the disposition: 0

(c) There are no transactions in the Shares by Mr. Seabrook during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended may be deemed the beneficial owner of the Shares, directly owned by the other Reporting Persons not withstanding any Shares that were purchased under an individual name. Each Reporting Person disclaims ownership of such Shares except to the extent of his or her pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 29, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships other than as disclosed among the Reporting Persons, or between the the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement by and among SeaMorri Financial Partners, LLC, Robert Morrison, and Delbert Seabrook dated September 29, 2014.

CUSIP No. 98877T100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2014

/s/ Robert Alexander Hamilton SeaMorri Financial Partners, LLC By Robert Alexander Morrison, Its Managing Member

/s/ Robert Alexander Morrison Robert Morrison, Individual

/s/ Delbert Seabrook SeaMorri Financial Partners, LLC By Delbert Seabrook, Its Managing Member

/s/ Delbert Seabrook Delbert Seabrook, Individual